Pricing Supplement dated May 7, 2004
(To Prospectus dated January 16, 2004 and
Prospectus Supplement dated January 16, 2004)

Rule 424(b) (3)
File No.333-111504

PACCAR FINANCIAL CORP.

Medium-Term Notes - Floating Rate
CUSIP# 69371RWN2

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Citigroup Global Markets Inc.
☒ Barclays Capital Inc.
☐ BNP Paribas Securities Corp.
☐ McDonald Investments Inc.
☐ Wells Fargo Brokerage Services, LLC
Other: ___RBC Capital Markets Corporation_____;
acting as ☒ principal ☐ agent

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of __% of the Principal Amount.

Principal Amount $75,000,000:	Original Issue Date:	May 17, 2004
Agent's Discount or Commission: .20%	Maturity Date:	May 17, 2006
Net Proceeds to Company: $74,850,000	Interest Payment Date(s):	Quarterly on the 17th or next business day of May, August, November, and February via modified following business day convention, commencing August 17, 2004

Calculation Agent:

Interest Calculation:
　☒ Regular Floating Rate Note　　　　☐ Floating Rate/Fixed Rate Note
　☐ Inverse Floating Rate Note　　　　　Fixed Rate Commencement Date:
　　Fixed Interest Rate:　　　　　　　　Fixed Interest Rate:
　☐　　　Other Floating Rate Note (see attached)

Initial Interest Rate: To be determined
Initial Interest Reset Date: August 17, 2004
Interest Reset Date(s): Quarterly on the 17th or next business day of May, August, November and February via modified following business day convention.

Interest Rate Basis:
　☐ CD Rate　　　　　　　　☐ Federal Funds Rate　　　☐ Prime Rate
　☐ Commercial Paper Rate　　☒ LIBOR　　　　　　　　☐ Treasury Rate
　☐ CMT Rate　　　　　　　　Designated LIBOR Page:　　☐ Other (see attached)
　　☐ CMT Telerate Page 7051　　☐ LIBOR Reuters Page
　　☐ CMT Telerate Page 7052　　☒ LIBOR Telerate Page 3750
　　If CMT Telerate Page 7052: LIBOR Currency: USD
　　　☐ Weekly Average
　　　☐ Monthly Average

Index Maturity: 3 Month LIBOR
Spread (+/-): -0.08%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
        ☐ 30/360 for the period from   to   .
        ☒ Actual/360 for the period from May 17, 2004 to May 17, 2006**.**
        ☐ Actual/Actual for the period from   to .

Redemption:
        ☒ The Notes may not be redeemed prior to the Maturity Date.
        ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
            Initial Redemption Date:
            Initial Redemption Percentage: __ %
            Annual Redemption Percentage Reduction: __ % until Redemption Percentage is 100% of the Principal Amount.
        ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
        ☒ The Notes may not be repaid prior to the Maturity Date.
        ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
            Optional Repayment Date(s):

Currency:
        Specified Currency: <u>USD </u>(If other than U.S. dollars see attached)
        Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
        Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
  Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: